MEMORANDUM

TO:                  Division of Corporation Finance

Securities and Exchange Commission

FROM:            Cleco Corporation
Cleco Power LLC

DATE:             August 28, 2009

RE:                  Cleco Corporation
Form 10-K for the Fiscal Year Ended December 31, 2008
Filed February 26, 2009
Definitive Proxy Statement on Schedule 14A
Filed March 12, 2009
Form 10-Q for the Fiscal Quarters Ended March 31, 2009 and June 30, 2009
Filed May 6, 2009 and August 5, 2009
File No. 001-15759

Cleco Power LLC
Form 10-K for the Fiscal Year Ended December 31, 2008
Filed February 26, 2009
Form 10-Q for the Fiscal Quarters Ended March 31, 2009 and June 30, 2009
Filed May 6, 2009 and August 5, 2009
File No. 001-05663

Set forth below, please find the responses of Cleco Corporation (“Cleco”) and Cleco Power LLC (“Cleco Power,” and together with Cleco, the “Registrants”) to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated August 13, 2009, with respect to the Registrants’ Form 10-K for the fiscal year ended December 31, 2008 (the “Form 10-K”), Form 10-Q for the fiscal quarters ended March 31, 2009 and June 30, 2009 (the “Second Quarter 2009 Form 10-Q”) and Cleco’s Definitive Proxy Statement on Schedule 14A (the “Proxy Statement”).  For your convenience, each response is prefaced by the text of the Staff’s corresponding comment in italicized text.

The Registrants acknowledge that they are responsible for the adequacy and accuracy of the disclosure in the filings referenced above.  The Registrants further acknowledge that the Staff’s comments or changes to disclosure in response to the Staff’s comments do not foreclose the Commission from taking any action with respect to such filings.  The Registrants also acknowledge that they may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

August 28, 2009	2

General

COMMENT:

1.
Our review encompassed the parent company, and Cleco Power listed on the facing page of your Form 10-K.  In the interests of reducing the number of comments, we have not addressed each registrant with a separate comment. To the extent a comment is applicable to more than one registrant; please address the issue separately.

RESPONSE:

The Registrants acknowledge this comment and have taken it into account in preparing the responses to the Staff’s comments.

Form 10-K for the Fiscal Year Ended December 31, 2008

Item 7. Management’s Discussion and Analysis of Financial Condition and Results, page 33

Financial Condition, page 46

Liquidity and Capital Resources, раgе 46

COMMENT:

2.
We note in your Consolidated Balance Sheets on page 66 that your total liabilities increased from $1.69 billion as of December 31, 2007 to $2.28 billion as of December 31, 2008.  We also note that $301 million of the increase is an increase in your long-term debt as discussed on page 47 under the subsection titled “Cleco Consolidated.”  Please discuss in an appropriate section of your Liquidity and Capital Resource discussion the cause for the material increase in your total liabilities beyond the increase in your total debt.

RESPONSE:

In response to the Staff’s comment, the Registrants will discuss in future filings any material increase in total liabilities beyond the increase in debt. An example of the additional disclosure that the Registrants will make in future filings is included below.

(Addition to the subsection — Financial Condition — Liquidity and Capital Resources — Debt — Cleco Consolidated)

At December 31, 2008, Cleco’s Consolidated Balance Sheet reflected $2.3 billion of total liabilities compared to $1.7 billion at December 31, 2007.  The $585.1 million increase in total liabilities was primarily due to increases in long-term debt, postretirement benefit obligations, and other long-term regulatory liabilities.  As discussed above, long-term debt

August 28, 2009	3

increased $301.3 million.  Post-retirement benefit obligations increased $97.8 million primarily due to the pension plan’s $92.9 million unfunded status at December 31, 2008, compared to a funded status of $3.3 million at December 31, 2007.  The $53.6 million increase in long-term regulatory liabilities from December 31, 2007, was primarily due to the increase in deferred construction carrying costs of Rodemacher Unit 3.  Please see Note 3 — Regulatory Assets and Liabilities — Deferred Construction Carrying Costs of the Form 10-K for more information on such carrying costs.

(Addition to the subsection — Financial Condition — Liquidity and Capital Resources — Debt — Cleco Power)

At December 31, 2008, Cleco Power’s Consolidated Balance Sheet reflected $2.1 billion of total liabilities compared to $1.5 billion at December 31, 2007.  The $622.0 million increase in total liabilities was primarily due to increases in long-term debt, post-retirement benefit obligations, and other long-term regulatory liabilities.  As discussed above, long-term debt increased $371.3 million.  Post-retirement benefit obligations increased $94.6 million primarily due to the pension plan’s $92.9 million unfunded status at December 31, 2008, compared to a funded status of $3.3 million at December 31, 2007.  The $53.6 million increase in long-term regulatory liabilities from December 31, 2007, was primarily due to the increase in deferred construction carrying costs of Rodemacher Unit 3.  Please see Note 3 — Regulatory Assets and Liabilities — Deferred Construction Carrying Costs of the Form 10-K for more information on such carrying costs.

Consolidated Statements of Cash Flows, page 67

COMMENT:

3.
Explain to us how you calculate and differentiate between your return on equity investment in investee versus your return of equity investment in your investee.  In this regard, we noted the $68 million return on equity investment recorded in fiscal 2007 as an increase to net cash provided by operating activities, which appears to relate to priority distributions received at the closing of the sale of CAH’s 50% equity ownership interest in Acadia; as disclosed on page 105 of your Form 10-K filing.

RESPONSE:

The Registrants differentiate between return on equity investment and return of equity investment by comparing the amount of the distributions to equity earnings on an inception-to-date basis.  If the distributions are less than the inception-to-date basis, the Registrants consider the distribution a return on equity investment.  Any amount over the equity earnings on an inception-to-date basis is considered a return of equity investment.

August 28, 2009	4

In July 2007, Calpine Acadia Holdings, LLC (“CAH”) sold its interest in Acadia Power Partners, LLC (“Acadia”) to Cajun Gas Energy L.L.C. (“Cajun”). Acadia Power Holdings LLC (“APH”) received a $60.0 million priority distribution upon closing of the sale to settle its cumulative and preferential unpaid distributions for the terminated tolling arrangement.  The priority distribution to APH was reflected as a return on equity investment in the cash flow statement.  Please see Note 20 — Calpine Bankruptcy Settlement of the Form 10-K for additional information on the sale of such assets to Cajun and the settlement of the Calpine bankruptcy.

Notes to Financial Statements, раgе 75

Note 2 - Summary of Significant Accounting Policies, page 75

COMMENT:

4.	Please advise us or revise to include an environmental accounting policy footnote. Refer to paragraph 151 of SOP no. 96-1 and SAB Topic 5Y Question 2.

RESPONSE:

The Registrants periodically review their accounting policies.  The Registrants’ environmental accounting policy is to review all claims of potential liability for environmental matters.  Accruals for environmental costs are recognized when it is probable that a liability has been incurred and the amount of the liability can be reasonably estimated.  These amounts are expensed at the time of the accrual.  The Registrants have disclosed in the business description section of the Form 10-K on page 18 that the Louisiana Department of Environmental Quality (“LDEQ”) had notified Cleco Power of potential violations of air quality rules at Dolet Hills and Rodemacher Power Stations.  The Registrants have accrued an amount for their potential liability for the claim. Management determined this claim would not have a material adverse impact on the Registrants’ financial conditions, results of operations, or cash flows.

The Registrants also disclosed in the business description section on page 19 of the Form 10-K and in Note 15 on page 108 of the Form 10-K that Cleco received a Special Notice for Remedial Investigation and Feasibility Study from the Environmental Protection Agency (“EPA”) at an area known as the Devil’s Swamp Lake.  Due to the investigation being in its preliminary stages, management is unable to determine whether the costs associated with possible remediation of the facility site will have a material adverse effect on the Registrants’ results of operations, financial conditions, and cash flows.

Paragraph 151 of SOP No. 96-1 and SAB Topic 5Y both refer to paragraph APB Opinion 22 relative to disclosures of accounting policies.  APB 22 paragraph 12 states that a policy should be disclosed if the application of a principle materially affects the determination of financial positions, cash flows, or results of operation.  The environmental issues described in the two preceding paragraphs and the potential liabilities associated with these issues did not rise to a level that required an environmental accounting policy footnote.

August 28, 2009	5

Insurance Reserves, page 77

COMMENT:

5.	Please provide a roll-forward of your reserve for self-insurance for each of the last three fiscal years in the notes to your financial statements or within schedule II.

RESPONSE:

In response to Staff’s comments, the Registrants have provided a roll-forward for the last three fiscal years and plan to include this information in the notes to the financial statements for future reporting periods.  The Louisiana Public Service Commission (“LPSC”) approved restricted and unrestricted storm reserves, which mitigate the exposure to potential damage to transmission and distribution lines, which were disclosed in Note 3 on pages 84-85 of the Form 10-K.  The Registrants also disclosed in Note 19 on page 114 of the Form 10-K the use of such funds in 2008 due to the storm damage costs associated with Hurricanes Gustav and Ike.  The Registrants deem the general liability and workers compensation as immaterial because the balance of these items as of December 31, 2008 together represent 0.2% of total liabilities and related expenses for the year ended December 31, 2008 represent 1.0% of 2008 pre-tax net income.

CLECO
Years ended December 31, 2008, 2007, and 2006
	BALANCE AT			BALANCE AT
	BEGINNING			END OF
UNRESTRICTED STORM RESERVE	OF PERIOD	ADDITIONS	DEDUCTIONS	PERIOD
Year Ended December 31, 2008	$6,789	$26,021	$32,600	$210
Year Ended December 31, 2007	$2,770	$7,440	$3,421	$6,789
Year Ended December 31, 2006	$0	$3,041	$271	$2,770

RESTRICTED STORM RESERVE
Year Ended December 31, 2008	$0	$52,188	$24,777	$27,411
Year Ended December 31, 2007	$0	$0	$0	$0
Year Ended December 31, 2006	$0	$0	$0	$0

CLECO POWER
Years ended December 31, 2008, 2007, and 2006
	BALANCE AT			BALANCE AT
	BEGINNING			END OF
UNRESTRICTED STORM RESERVE	OF PERIOD	ADDITIONS	DEDUCTIONS	PERIOD
Year Ended December 31, 2008	$6,789	$26,021	$32,600	$210
Year Ended December 31, 2007	$2,770	$7,440	$3,421	$6,789
Year Ended December 31, 2006	$0	$3,041	$271	$2,770

RESTRICTED STORM RESERVE
Year Ended December 31, 2008	$0	$52,188	$24,777	$27,411
Year Ended December 31, 2007	$0	$0	$0	$0
Year Ended December 31, 2006	$0	$0	$0	$0

August 28, 2009	6

Note 7 – Common Stock, page 91

COMMENT:

6.
Rule 4-08(е)(2) of Regulation S-X requires footnote disclosures of the amount of consolidated retained earnings which represents undistributed earnings of 50% or less owned persons accounted for by the equity method.  Please tell us and disclose this amount in future filings.

RESPONSE:

In response to the Staff’s comment, Cleco’s consolidated retained earnings for the years ended December 31, 2006, 2007, and 2008 does not include any amounts which represent undistributed earnings of 50% or less owned persons accounted for by the equity method.

Note 9 – Pension Plan and Employee Benefits, page 95

COMMENT:

7.
Explain to us how you determined your long-term expected return assumption on pension plan assets of 8.40%.  We note that approximately 59% of your pension assets are invested in equity securities.  In this regard, provide to us your historical long-term returns for your pension plan by asset class and in total. Please ensure your historical returns are representative of a long-term market cycle, for example 10, 15 and 20 year periods.  To the extent your historical returns significantly fall below your expected return of 8.40%, then explain in detail how you could have reasonably concluded such an expected return was appropriate to use.  Please be detailed in your analysis.  See paragraph 45 of SFAS no. 87.  We may have further comment.

RESPONSE:

In response to the Staff’s comment, the Registrants refer to the following disclosure included in Note 9 — Pension Plan and Employee Benefits of the Form 10-K:

The expected return on plan assets was determined by examining the risk profile of each target category as compared to the expected return on that risk, within the parameters determined by the retirement committee.  The result was also compared to the expected rate of return of other comparable plans.  In assessing the risk as compared to return profile, historical returns as compared to risk was considered.  The historical risk compared to returns was adjusted for the expected future long-term relationship between risk and return.  The adjustment for the future risk compared to returns was, in part, subjective and not based on any measurable or observable events.

The initial mathematical risk-return calculation indicated a composite expected return of 8.57%.  After review by management and based partly upon the disclosed subjective

August 28, 2009	7

outlook of management, the return was adjusted downward to 8.4%.  In order to provide a control against potential errors in the mathematical model or extreme human bias in the subjective adjustment, the expected return was compared to a utility industry specific survey of the expected rates of return of defined benefit pension plans and to a second survey of a broader based (not utility industry specific) expected rates of return of defined benefit pension plans.  The utility specific survey indicated a median return of 8.5%.  The overall survey indicated a median return of 8.0%.  In order to provide additional assurance, the 8.4% expected return assumption was then compared to our total historical pension plan returns for several long-term periods:

Historical Returns at December 31, 2007
10 year	8.5%
15 year	10.7%
20 year	12.0%
Inception to date*	13.6%
*inception to date contains 29 years of data

A one-for-one comparison of historical returns to expected returns is difficult since the pension plan has an estimated remaining life of approximately 79 years and a weighted average life of approximately 24 years.  However, returns for all of the time periods calculated were above the assumed rate of 8.4%.

As requested in the Staff’s comment, below are the historical returns for the same time periods by asset class:

Asset Class	Returns at December 31, 2007
	10 year	15 year	20 Year	Inception to Date	Notes
Domestic Equity	7.9%	11.3%	12.8%	14.4%	(1)
International Equity	11.6%	14.4%	N/A	12.1%	(2)
Debt Securities	6.1%	6.5%	N/A	7.4%	(1)
Real Estate	13.5%	11.3%	N/A	8.7%	(3)
Hedge fund-of-funds	N/A	N/A	N/A	9.4%	(4)

Notes:
(1) Prior to 1989 one of the equity funds had a position in fixed income of approximately 20%.  However, the return for that position for the 1979 to 1989 time period cannot be accurately separated, therefore it is included in the Domestic Equity category.

(2) Inception to date is 18.25 years
(3) Inception to date is 18 years
(4) Inception to date is 3.5 years

The comparisons are based upon end of year 2007 data because the assumptions for the 2008 expense are determined at the beginning of the year.  At the time the 2008 expected return on asset assumption was determined, the overall market had not yet had its dramatic downturn and full year 2008 data was not available.  However, for the sake of comparison and since the data is now available, below are the total historical returns at the end of December 31, 2008.

August 28, 2009	8

Historical Returns at December 31, 2008
10 year	3.7%
15 year	7.9%
20 year	9.4%
Inception to date*	12.0%
*inception to date contains 30 years of data

Even factoring in the dramatic 2008 loss, the 8.4% return assumption was below both the 20-year and inception-to-date historical returns, and only 50 basis points above the 15-year return, each of which time period is much shorter than the approximately 79-year remaining life of the plan and the weighted average life of approximately 24 years.

COMMENT:

8.
Reference is made to page 44 of your critical accounting policies discussion.  We read your disclosure regarding how you calculate the market-related value of plan assets.  Since there is an alternative to how you can calculate this item, and it has а direct effect on pension expense, we believe you should disclose in your financial statements how you determine this amount in accordance with paragraph 12 of APB 22.

RESPONSE:

In response to the Staff’s comment, the Registrants plan to provide the appropriate disclosure concerning the determination of market-related value in the Notes to the Financial Statements in compliance with paragraph 12 of APB 22 in future filings similar to that set forth below.

The market-related value of plan assets differs from the fair value of plan assets by the amount of deferred asset gains or losses. Actual asset returns that differ from the expected return on plan assets are deferred and recognized in the market-related value of assets on a straight-line basis over a five-year period. The 2008 return on pension plan assets was (26.9)% compared to an expected long-term return of 8.4%. For 2007, the return on plan assets was 5.7% compared to an expected long-term return of 8.4%.

Note 10 – Income Taxes, page 100

COMMENT:

9.	It appears your effective tax rate was significantly reduced in 2008 by the tax effects of plant differences, including AFUDC flow-through. Please address the following:

August 28, 2009	9

•	Citing all relevant GAAP literature and regulatory matters/rulings, explain to us how you accounted for the plant differences, including AFUDC flow-through.

•	Please explain what you mean by flow-through.

•	Explain to us how the amount recorded in 2008 was calculated.

•	Provide to us detailed journal entries with regard to amounts related to the tax effects of AFUDC.

•
In future filing, please enhance your income taxes discussion in MD&A. Reference is made to your current discussion on page 38, which does not address the significant impact these plant related differences had on your effective tax rate.

RESPONSE:

The traditional ratemaking process permits regulated utilities the opportunity to recover (in revenues) their operating costs and to earn a reasonable return on their investment in property, plant and equipment (rate base).  One of the allowable operating costs considered in the regulatory process is income tax expense, both current and deferred.  However, as with other potentially allowable costs, a regulatory authority may decide to disallow recovery of certain tax costs presented in the rate proceeding.

Certain plant-related differences creating deferred tax expense including equity allowance for funds used during construction (“AFUDC”) are not allowed as a recoverable cost until the deferred tax becomes currently payable.

FAS 109, paragraph 29, specifically addresses temporary differences that are generated by rate-regulated entities and flowed through to ratepayers.  A regulatory authority may disallow the current recovery of deferred income tax expense from the ratepayer under the theory that tax expense should reflect only taxes that are currently payable.  Regulated enterprises have significant capital assets that typically result in net deferred tax liabilities.  Under this regulatory view, the process of flowing through to ratepayers the tax benefits associated with accelerated income tax deductions is known as “flow-through.”  As deferred tax liabilities reverse, future revenues of a regulated utility increase to recover the higher income tax expense over the period of the reversal.

Under FAS 71, if a regulatory authority does not permit an incurred cost to be accounted for as a recoverable cost in the current period, but it is probable that the regulatory authority will allow recovery of the cost in a future period, the company can defer the cost in the financial statements as a regulatory asset.  Thus, as a plant-related temporary difference is flowed through to the ratepayer, there is no book current or deferred tax expense associated with the temporary difference.  However, there is generally a deferred tax liability recorded pursuant to FAS 109 and an offsetting regulatory asset recorded under FAS 71.

August 28, 2009	10

FAS 109 provides that if it is probable that the balance sheet deferred tax liabilities or assets that are recognized in connection with a flow-through temporary difference will be recovered from or returned to customers through future rates, a regulatory asset or liability should be recognized for that probable future revenue or reduction of future revenue pursuant to paragraphs 9 – 11 of FAS 711.  It is important to note that the recorded regulatory asset or liability is “grossed-up” for additional deferred taxes to reflect the fact that decreases or increases in future revenues will also affect future taxes payable or refundable.  The gross-up is required because the initial regulatory asset recorded in this situation is, itself, a temporary difference.

Equity AFUDC is the cost of equity for book and regulatory purposes and represents a component of construction cost that is depreciated once the fixed asset is placed in service.  For income tax purposes, the equity AFUDC does not give rise to taxable income or tax basis.  Therefore, capitalized equity AFUDC results in the separate recognition of a “gross” regulatory asset for the probable future revenue related to the recovery of future income taxes related to the deferred tax liability for the equity AFUDC.

FAS 71, paragraph 84, states that “the allowances for funds used during construction, computed under current utility practices, are appropriate measures of the costs of financing construction and that the regulators’ actions provide reasonable assurance of the existence of assets that should be measured by the amount on which rates will be based.”

In response to the Staff’s comment asking the Registrant to explain how the amount was calculated in 2008 and to provide the detailed journal entries of the amounts related to the tax effects of AFUDC, please see Exhibit 1 to this memorandum.

In response to the Staff’s comment regarding future filings, the Registrants plan to include MD&A disclosure in such filings similar to that set forth below.

Income tax expense decreased $1.7 million, or 5.6%, during 2008 compared to 2007, primarily due to a decrease in income subject to tax.  The effective income tax rate is less than the expected statutory rate due to the significant impact of flow-through treatment on plant-related differences such as equity AFUDC.  For additional information on how equity AFUDC affects income tax expense, see the effective tax rate reconciliation in Note 10 — Income Tax.

Item 9А.  Controls and Procedures, page 116

COMMENT:

10.	We note that your management’s conclusion regarding the effectiveness of your disclosure controls and procedures in your annual report summarized the

1 FAS 109, paragraph 29.

August 28, 2009	11

definition of disclosure controls and procedures although you did not in your subsequent quarterly reports.  Please ensure in all future filings that you simply state, if true, that the officers concluded that your disclosure controls and procedures are effective.  Alternatively, please include the full definition of disclosure controls and procedures as outlined in Exchange Act Rule 13a-15(е) rather than the summarized definition you include now.  In this regard, please state, if true, whether the same officers concluded the controls and procedures were effective to “ensure that information required to be disclosed by [you] in the reports that [you] file or submit under the Act is recorded, processed, summarized and reported, within the time periods specified in the Commission’s rules and forms” and to “ensure that information required to be disclosed by [you] in the reports that [you] file or submit under the Act is accumulated and communicated to [your] management, including [your] principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.”  Please confirm to us that your conclusion regarding effectiveness would not change had these statements been included in the filing.

RESPONSE:

In future filings, the Registrants will state, if true, that its respective officers concluded that the Registrants’ disclosure controls and procedures are effective.  Alternatively, the Registrants may include the full definition of disclosure controls and procedures as outlined in Exchange Act Rule 13a-15(e) in future filings rather than the summarized definitions that the Registrants now include.  Additionally, the Registrants confirm to you that the Registrants’ conclusion regarding effectiveness would not change had these statements been included in the filing.

COMMENT:

11.
Similarly, we note that your management’s conclusion regarding the effectiveness of your disclosure controls and procedures indicates that your disclosure controls and procedures are effective at the reasonable assurance level.  In future filings, please revise your disclosure to state clearly, if true, that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at that reasonable assurance level.  In the alternative, please remove the reference to the level of assurance of your disclosure controls and procedures.  Please confirm your understanding in this regard.  Please refer to Section II.F.4 of Management’s Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Eхсhange Act Periodic Reports, SEC Release Nо. 33-8238.

August 28, 2009	12

RESPONSE:

The Registrants acknowledge the Staff’s comment and confirm that they will revise the disclosure in future filings to state clearly, if true, that the Registrants’ disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and that each of the Registrants’ respective principal executive officer and principal financial officer have concluded that such disclosure controls and procedures are effective at the reasonable assurance level.  In the alternative, the Registrants will remove the reference to the level of assurance of the Registrants’ disclosure controls and procedures.

Item 15. Exhibits and Financial Statement Schedules, page 120

Exhibit 10, page 121

COMMENT:

12.
We note that several exhibits filed under Exhibit 10 — Material Contracts do not include certain schedules, exhibits or attachments that are part of those contracts. For example, the following exhibits are missing schedules, exhibits or attachments:

•
Exhibit 10(p) - First Amended and Restated Credit Agreement dated as of June 2, 2006 among Cleco Corporation, The Bank of New York, as Administrative Agent, and the lenders and other parities thereto incorporated from your Form 10-Q for the fiscal quarter ended June 30, 2006;

•	Exhibit 10q(1) - Acadia Power Partners- Second Amended and restated limited liability соmpany agreement dated May 9, 2003 incorporated from your Form 10-Q for the fiscal quarter ended June 30, 2003;

•
Exhibit 10(r)(1) - Purchase and Sale Agreement by and between Perryville Energy Partners, LLC and Entergy Louisiana, Inc. dated January 28, 2004 incorporated from your Form 10-K for the fiscal year ended December 31, 2003;

•
Exhibit 10(r)(2) - Purchase and Sale Agreement by and between Perryville Energy Partners, L.L.C. and Entergy Louisiana, Inc. dated October 31, 2004 incorporated from your Form 10-K for the fiscal year ended December 31, 2004;

•
Exhibit 10(r)(3) - Purchase Agreement, dated as of April 23, 2007, by and among Саlрinе Acadia Holdings, LLC, as Seller, and Acadia Power Holdings, LLC, as Buyer incorporated from your Form 8-K filed on April 26, 2007.

August 28, 2009	13

While Item 601(b)(2) of Regulation S-K permits you to provide omitted information supplementally upon request, there is not a similar provision in Item 601(b)(10) of Regulation S-K.  Please confirm that you will re-file a complete copy of these agreements with your next periodic report or advise why it is not appropriate for you to do so.

RESPONSE:

Although not expressly provided by Item 601(b)(10) of Regulation S-K, the Registrants previously understood that they could provide omitted information supplementally for their material agreements, as permitted by Item 601(b)(2) of Regulation S-K.  The Registrants acknowledge the Staff’s comments regarding Item 601(b)(10) of Regulation S-K; however, having reviewed the exhibits noted in such comments, the Registrants have determined that the following contracts filed by the Registrants, though still in force at December 31, 2008, were no longer material at that date for the reasons set forth below and were filed inadvertently:

•
Exhibit 10(r)(1) - Purchase and Sale Agreement by and between Perryville Energy Partners, L.L.C. and Entergy Louisiana, Inc. dated January 28, 2004 incorporated from Cleco’s Form 10-K for the fiscal year ended December 31, 2003 -- the material obligations applicable to Cleco have expired and the remaining obligations are no longer material in the context of Cleco’s business.

•
Exhibit 10(r)(2) - Purchase and Sale Agreement by and between Perryville Energy Partners, L.L.C. and Entergy Louisiana, Inc. dated October 31, 2004 incorporated from Cleco’s Form 10-K for the fiscal year ended December 31, 2004 -- the material obligations applicable to Cleco have expired and the remaining obligations are no longer material in the context of Cleco’s business.

Other than these Exhibits 10(r)(1) and 10(r)(2), the Registrants confirm that they will file complete copies of the remaining material contracts noted by the Staff that were filed without exhibits and schedules, subject to any requests for confidential treatment that may be applicable, with the Registrants’ Form 10-Q report for the quarterly period ending September 30, 2009.

The Registrants will also file complete copies of material agreements, including all exhibits, schedules and attachments to the extent required by Item 601 of Regulation S-K, in their future filings.

Definitive Proxy Statement on Schedule 14А

Security Ownership of Certain Beneficial Owners, page 13

COMMENT:

13.
We note that Jennison Associates LLC is the beneficial owner of 3,159,700 shares of Cleco Corporation shares.  We also note that Prudential Financial indirectly owns 100% of the equity interests of Jennison.  Please clarify in your footnotes to

August 28, 2009	14

the table if the 3,337,2356 shares that Prudential Financial, Inc. owns includes the shares owned by Jennison Associates, LLC.

RESPONSE:

The footnote provided with respect to Jennison Associates LLC (“Jennison”) was obtained from its Schedule 13G filed with the Commission on February 17, 2009.  Although Jennison did not indicate the nature of Prudential Financial, Inc.’s (“Prudential”) ownership of shares of common stock of Cleco, Prudential stated in their Schedule 13G filed on February 6, 2009, that the 3,337,236 shares of common stock of Cleco owned by Prudential includes the shares of common stock of Cleco owned by Jennison.  Cleco acknowledges the Staff’s comment and will clarify that Prudential’s reported ownership of shares of common stock of Cleco includes those shares of common stock of Cleco owned by Jennison in Cleco’s next definitive proxy statement, if and to the extent the statement is still true and is required to be included in the proxy statement.

Our Compensation and Benefits Philosophy, page 15

А Summary of Cleco’s Compensation and Benefits Components, page 15

COMMENT:

14.
Please clarify in your “Base Salary” section that begins on page 19 what you mean by the statement that “[b]ase salary is targeted at 90% to 92% of the competitive market....”  For example, do you mean that you set base salaries to be around the 90th-92nd percentile of the competitive market or you set your salaries to be 90% to 92% of the market median?

RESPONSE:

In the Proxy Statement, Cleco makes the following statements within the CD&A regarding the 90% to 92% base pay target:

(a)	Page 16 – “Base salary levels targeted at 90% to 92% of the competitive market as defined by the Base Peer Group.”

(b)	Page 19 – “Our policy is to set base salary levels for our executive officers as a group, including the named executives, at a level approximating 90% to 92% of the Base Peer Group median.”

Cleco further states two sentences later on page 19 of the Proxy Statement that “when base salary and the annual cash bonus are combined, our philosophy is to provide total cash compensation that approximates the Base Peer Group median.”

As such, it is Cleco’s policy to target only base salaries at 90% to 92% of the market median.

August 28, 2009	15
Recoupment of Prior Awards Paid, раgе 16

COMMENT:

15.
Please clarify the basis upon which your Compensation Committee can adjust or otherwise recover an award under your Recovery Policy.  The second sentence of the first paragraph seems to disclose that you can only recoup money if an executive engages in misconduct or an intentional act or omission with respect to the process of a restatement and not because of misconduct that caused the reason for the restatement.

RESPONSE:

In response to the Staff’s comment, Cleco will clarify its disclosure on this point in future filings.  Cleco’s recovery policy provides that recoupment may result if the executive engages in “intentional misconduct or an intentional act or omission” related to the cause for the restatement.

Base Salary, page 19

COMMENT:

16.
Please explain why Mr. Madison’s and Mr. Bausewine’s base salary level at the time they assumed their current positions in May 2005 were set below the 90% to 92% base salary philosophy even though they assumed significant new job duties.

RESPONSE:

The salaries for Messrs. Madison and Bausewine were set below the 90% to 92% target level upon promotion in May 2005 in recognition that they were new to their positions.  When a promoted individual is assuming significant new duties for which they have not previously been responsible, Cleco typically targets the base salary at 80% to 85% of the market median.  It is Cleco’s policy for base salary to be at or above the target level when the executive has become fully proficient in his/her job duties.  In future filings, Cleco will clarify its disclosure on this point.

Annual Cash Bonus, page 20

COMMENT:

17.
Please disclose the matrix that contains actual ЕPS compared to the $1.72 ЕPS target, and your return on invested capital ranking versus the Incentive Peer Group to determine how you arrive at the award level or advise why you are not required to do so.

August 28, 2009	16
RESPONSE:

In future filings, Cleco will include the matrix noted in the Staff’s comment. The award matrix for the financial portion of Cleco’s 2008 annual cash bonus is attached as Exhibit 2 to this memorandum.

Perquisites and Other Benefits, page 25

COMMENT:

18.	Please explain the circumstances under which an executive officer can request that you pay realtor and other closing fees under your Relocation Program.

RESPONSE:

An executive officer of Cleco may request that Cleco pay realtor and other closing fees (i) when, in the ordinary course of business, the executive officer sells his/her primary residence in connection with an in-service job transfer or (ii) when the executive officer sells his/her principal residence within one-year after separating from Cleco due to a constructive termination, a termination by Cleco without cause, a termination in connection with a change in control, or a termination in connection with a business transaction.

Change in Pension Value and Nonqualified Deferred Compensation Earnings, page 32

COMMENT:

19.	Please tell us why the change in the pension plan’s discount rate between 2006 and 2007 resulted in no change to the pension plan value of certain individuals in 2007.

RESPONSE:

The discount rate used to determine the value of retirement benefits increased from 5.90% to 6.48% from 2006 to 2007.  The negative effect on the value of retirement benefits caused by the higher discount rate was greater than the value of accrued benefits earned by those individuals during 2008.

August 28, 2009	17
Form 10-Q for the Fiscal Quarter Ended June 30, 2009

Item 2. Management’s Discussion and Analysis of Financial Condition and Results..., page 41

Comparison of the Three Months Ended June 30, 2009, and 2008, page 42

COMMENT:

20.
Please expand your discussion of your operating results to explain the changes in operation and cash flow amounts between the periods.  This discussion should not simply repeat information that is available from the face of the financial statements, but should instead explain the reasons behind the period-to-period changes.  In this rеgаrd, where you identify intermediate causes of changes in your operating results, please be sure to fully describe the reasons underlying these causes.  Also, where changes in items are caused by more than one factor, please quantify the effect of each factor on the change, if possible.  For example, rather than saying your second quarter 2009 net income compared to the second quarter 2008 decreased do to higher losses at Midstream and decreased earnings at Cleco Power, please explain the underlying reasons for these events and quantify how much of the change was attributable to each factor.  See Item 303 of Regulation S-K and SEC Release No. 33-8350.

RESPONSE:

The Registrants’ presentation in their annual reports on Form 10-K, as well as in the quarterly reports on Form 10-Q, is to have a brief high level comparative discussion of results of operations at the beginning of Management’s Discussion and Analysis of Financial Condition and Results of Operations (MD&A).  Detailed information is then provided by subsidiary further in MD&A.   Cleco Power’s discussions begin on pages 43 and 46 of the Second Quarter 2009 Form 10-Q and Midstream’s discussions begin on pages 45 and 48 of the Second Quarter 2009 Form 10-Q.  The Registrants propose to expand on their disclosures in future filings of the changes in net cash flows in the Financial Condition similar to that set forth below.

Net Operating Activities Cash Flows

Cleco’s net cash used in operating activities was less than $0.1 million during the first six months of 2009 compared to cash provided by operating activities of $53.1 million during the first six months of 2008. Cash from operating activities during the first six months of 2009 decreased $53.2 million from that reported for the first six months of 2008, primarily due to lower net income as a result of decreased earnings at Cleco Power and higher losses at Midstream.  Partially offsetting these decreases were higher corporate earnings.  Fuel inventories increased $13.0 million largely as a result of purchasing petroleum coke and lignite for Rodemacher Unit 3.  Accounts payable increased $45.6 million primarily due to higher gas and power purchase payments.  Retainage

August 28, 2009	18

payments increased $21.0 million largely as a result of the exchange for a letter of credit from Shaw related to the construction of Rodemacher Unit 3.  These were partially offset by higher collections of customer accounts.  For additional information on the results of operations, see “Comparison of the Six Months Ended June 30, 2009, and 2008.”

Cleco Power’s net cash provided by operating activities was $50.1 million during the first six months of 2009 compared to $92.6 million during the first six months of 2008. Cash from operating activities during the first six months of 2009 decreased $42.5 million from that reported for the first six months of 2008, primarily due to lower net income due to decreased operating revenues and increased interest charges.  Fuel inventories increased $13.0 million largely as a result of purchasing petroleum coke and lignite for Rodemacher Unit 3.  Accounts payable increased $44.6 million primarily due to higher gas and power purchase payments.  Retainage payments increased $21.0 million largely as a result of the exchange for a letter of credit from Shaw related to the construction of Rodemacher Unit 3.  These were partially offset by higher collections of customer accounts.  For additional information on the results of operations, see “Comparison of the Six Months Ended June 30, 2009, and 2008 – Cleco Power.”

Item 7А. Quantitative and Qualitative Disclosures About Market Risk, page 58

Commodity Price Risks, page 58

COMMENT:

21.
We note your disclosure on page 59 that based on market prices as of June 30, 2009, the net mark-to-market impact related to open natural gas positions was a loss of $52.2 million.  Please disclose when а majority of theses natural gas positions were expected to close.

RESPONSE:

In response to Staff’s comments, the Registrants note that the majority of these natural gas positions will close over the next 12 months. The Registrants will include this additional disclosure in their future filings.

*           *           *

Please contact Tim Taylor (713-229-1184) at Baker Botts L.L.P. if you have any questions about the above responses, or require any further information.  We appreciate your prompt attention to this matter.

August 28, 2009	19

Exhibit 1

Cleco Power
Analysis of Plant Differences Tax Effects
For the Year ended December 31, 2008

AFUDC – Equity	$64,952,513
Lignite depletion permanent difference	5,761,294
Plant Differences including AFUDC	$70,713,807
Effective tax rate	38.4774%
Plant Differences including AFUDC Flow-through	$27,208,834	Form 10-K, page 101

Journal Entry Related to Equity AFUDC

To record the capitalized equity costs during construction:
	dr(cr)
Construction Work in Process	46,904,775
Regulated Asset – Equity AFUDC Gross Up	18,047,738
Allowance for Other Funds Used During Construction	(64,952,513)

Journal Entries Related to the Tax Effects of Equity AFUDC

To record FAS 109 deferred taxes:
	dr(cr)
Deferred tax expense	24,992,038
Accumulated deferred tax liability	(24,992,038)

To record FAS 71 adjustment:
	dr(cr)
Regulatory asset	40,622,532
Deferred tax expense	(24,992,038)
Deferred tax liability	(15,630,494)

August 28, 2009	20

Exhibit 2

Cleco Corporation
Annual Incentive Plan
Financial Performance Matrix for Plan Year 2008

RETURN ON INVESTED CAPITAL PERCENTILE RANK
		1 - 30%	>30 - 45%	>45 - 60%	>60 - 75%	>75 - 100%
Actual ROIC Rank 58.8%
	Fully Diluted Earnings Per Share	PERCENTAGE OF FINANCIAL TARGET AWARD PAID *
Performance

	<$ 1.548	0.00%	0.00%	0.00%	0.00%	0.00%

Threshold	$ 1.548	0.00%	0.00%	50.00%	62.50%	75.00%

	$ 1.634	0.00%	50.00%	75.00%	93.75%	112.50%

Target	$ 1.720	50.00%	75.00%	100.00%	125.00%	150.00%

	$ 1.806	75.00%	100.00%	125.00%	150.00%	175.00%
Actual EPS	$ 1.823			129.94%
Maximum	$ 1.892	100.00%	125.00%	150.00%	175.00%	200.00%

* Payouts between EPS levels are interpolated on a straight-line basis.